SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No.  )*


                TOLL BROTHERS, INC.
                    (Name of Issuer)

                 Common Stock $.01 par value
               (Title of Class of Securities)

                         889478103
                         (CUSIP Number)

                     August 13, 2001
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889478103


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons
     (entities only).

     MYRON M. KAPLAN


     2.   Check Appropriate Box if a Member of a Group*

     (a)   [  ]
     (b)   [ X]

     3.   SEC Use Only

     4.   Citizenship or Place of Organization:
     UNITED STATES


                    5. Sole Voting Power

Number of           2,087,800
               Shares Bene-   6.  Shared Voting Power
ficially by            50,000
Owned by       7.  Sole Dispositive Power
Each Report-        2,087,800
ing Person     8.  Shared Dispositive Power
With:                  50,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:
                     2,137,800
10.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares *


11.  Percent of Class Represented by Amount in Row (11):
                      5.9%

12.  Type of Reporting Person*

          IN

     *See Instructions Before Filling Out.

Item 1(a) Name of Issuer:

     Toll Brothers, Inc.        (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive
          Offices:

     3103 Philmont Avenue
     Huntingdon Valley, Pennsylvania 19006

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Myron M. Kaplan ("Mr.
Kaplan").

     Mr. Kaplan is a private investor.

     Mr. Kaplan is a Member of Kaplan Nathan & Co., L.L.C. ("LLC"), a limited liability company organized under the laws of the State of Delaware. LLC is a private investment firm formed to invest in and act as general partner of an investment partnership organized under the laws of New York known as Kaplan Nathan & Co., L.P. ("Kaplan Nathan"). Kaplan Nathan is a private investment firm engaged in the purchase and sale of securities for investment for its own account. Mr. Kaplan is also a partner of Mayfair Partners ("Mayfair"), a general partnership organized under the laws of the State of Illinois. Mayfair is a private investment firm engaged in the purchase and sale of securities for investment for its own accounts.

     As to Kaplan Nathan and Mayfair, Mr. Kaplan has shared power to dispose or to direct the disposition of such Shares and to vote such Shares.

Item 2(b) Address of Principal Business Office or, if None,
          Residence:

     The address of the principal business office of Mr. Kaplan, Kaplan Nathan and Mayfair is P.O. Box 385, Leonia, New Jersey
07605.

Item 2(c) Citizenship:

     Mr. Kaplan is a United States citizen;

Item 2(d) Title of Class of Securities:

     Common Stock $.01 par value  (the "Shares")

Item 2(e) CUSIP Number: 889478103


Item 3.   If this statement is filed pursuant to
          Sections 240.13d-1(b) or 240.13d-2(b)
          or (c):

          This Item 3 is not applicable.

Item 4.   Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

          Mr. Kaplan may be deemed the beneficial owner of 2,137,800 Shares which constitutes approximately 5.9% of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarterly period ended April 30, 2001 which reflected 35,970,371 Shares outstanding as of June 5, 2001. The total of 2,137,800 Shares consists of 2,087,800 Shares owned by Mr. Kaplan, 20,000 Shares owned by Kaplan Nathan, and 30,000 Shares owned by Mayfair.


Item 4(c) Number of Shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

             2,087,800

     (ii) Shared power to vote or to direct the vote:

                50,000

(iii)Sole power to dispose or to direct the disposition of:

             2,087,800

(iv) Shared power to dispose or to direct the disposition of:

                50,000


Item 5.   Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:

            This Item 6 is not applicable.

Item 7.   Identification and Classification of the Subsidiary
                    Which Acquired the Security Being Reported on by the Parent Holding Company:

               This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This item 9 is not applicable.

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: August 27, 2001

MYRON M. KAPLAN

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney attached

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                        POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, MYRON M. KAPLAN, hereby make, constitute and appoint ALAN M. STARK, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as a Member of or in other capacities with Kaplan Nathan & Co., L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating to ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (A) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 7th day of January, 2000.



                                   /s/ Myron M. Kaplan
                                   MYRON M. KAPLAN